UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Morgan Stanley Eastern Europe Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

616988101
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 616988101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,488,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,488,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 616988101	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,488,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,488,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 616988101	13D	Page 4 of 5 Pages

This Amendment No.2 to Schedule 13D (this “Amendment 2”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2011 (the “Original Schedule 13D”), and with Amendment No. 1 to Schedule 13D filed with the SEC on February 7, 2012 (“Amendment No. 1”)   by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock (the “Shares”), of Morgan Stanley Eastern Europe Fund, Inc. (the “Fund”).  This Amendment No. 1 amends Items 3, 5, and 7 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 1,488,685 Shares beneficially owned by the Reporting Persons was $21,369,722, inclusive of brokerage commissions. The aggregate purchase price of the 122,550 Shares owned directly by BMI was $1,789,734, inclusive of brokerage commissions. The aggregate purchase price of the 123,197 Shares owned directly by EWF was $1,969,113, inclusive of brokerage commissions. The aggregate purchase price of the 123,473 Shares owned directly by FREE was $1,895,268, inclusive of brokerage commissions. The aggregate purchase price of the 122,936 Shares owned directly by GEM was $2,002,906, inclusive of brokerage commissions.  The aggregate purchase price of the 875 Shares owned directly by GFM was $13,347, inclusive of brokerage commissions. The aggregate purchase price of the 123,480 Shares owned directly by IEM was $2,183,445, inclusive of brokerage commissions. The aggregate purchase price of the 18,329 Shares owned directly by PLUS was $299,747, inclusive of brokerage commissions.  The aggregate purchase price of the 853,845 Shares owned directly by the Segregated Accounts was $11,216,162, inclusive of brokerage commissions.

Item 4.                      Purpose of Transaction.

Change in number of shares owned.

Item 5.                      Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 1,488,685 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 36.2 % of the 4.116 million Shares outstanding as of June 30, 2011, as reported by the Fund. As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM, PLUS and the Segregated Accounts owned directly 122,550; 123,197; 123,473; 122,936; 875; 123,480; 18,329 and 853,845 Shares, respectively, representing approximately 2.98%, 2.99%, 2.99%, 2.99%, 0.02%, 2.99%, 0.45% and 20.74%, respectively, of the 4.116 million Shares outstanding as of December 31, 2010.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price
ACCOUNT	BUY	1/11/2012	1,467	14.13
ACCOUNT	BUY	1/12/2012	9,148	14.29
GFM	BUY	1/12/2012	75	14.29
ACCOUNT	BUY	1/13/2012	1,200	14.15
ACCOUNT	BUY	1/20/2012	2,786	14.62
ACCOUNT	BUY	1/23/2012	4,056	14.90
ACCOUNT	BUY	1/24/2012	2,800	14.90
ACCOUNT	BUY	1/30/2012	8,300	15.10
ACCOUNT	BUY	1/31/2012	18,289	15.27

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 7.                      Materials to be Filed as Exhibits.

N / A

CUSIP No. 616988101	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 10, 2012

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

E mail:  USCorporateGovernance@citlon.com